June 11, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 6 to Registration Statement on Form S-1
Filed May 28, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated June 2, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 6 to Registration Statement on Form S-1

Prospectus Cover Page, page 1

1. We note your response to prior comment 3 and re-issue in part. Please revise your disclosure to identify the "anchor investors," described as qualified institutional buyers or institutional accredited investors, who may purchase up to 69.3% of the units in this offering.

Response: The Company acknowledges the Staff’s comment and kindly advises the Staff that we will not have “anchor investors” in this offering. We have removed all the disclosures regarding “anchor investors” in the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jianwei Li
Jianwei Li
Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC